FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2008
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za

GOLD FIELDS TO RELEASE
Q2 F2009 RESULTS ON 29 JANUARY 2009

Johannesburg, 15 December 2008. Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) will publish its Q2 F2009 results on the company's website www.goldfields.co.za at 08:00 am SA time on Thursday, 29 January 2009.

Enquires

Willie Jacobsz
Tel   +508 358-0188
Mobile +857 241-7127

Nikki Catrakilis-Wagner
Mobile +27 (0) 83 309-6720

Marritt Claassens
Mobile +27 (0) 82 307-3297

LIVE RESULTS PRESENTATION AND SIMULTANEOUS AUDIO AND VIDEO WEBCAST

Management will host a results presentation at the time and venue listed below:

Date: Thursday, 29 January 2009
Time: 09:45 for 10:00
Venue: **Summer Place**
                69 Melville Road, Hyde Park

RSVP: Kindly confirm attendance with Francie Whitley at:
                tel: +27 (0) 82 321-7344 or
                email: franciew@goldfields.co.za.

A simultaneous audio and video webcast will be available on the Gold Fields website www.goldfields.co.za at 10:00 (SA time) on 29 January 2009.

SUMMIT TV

A simultaneous Live Results broadcast will be available to Southern African viewers via Summit, DStv Channel 55.

TELECONFERENCE
A global teleconference will be held on the same day (29 January 2009) at 16:30 South African time (United States: 09:30am Eastern time). An invitation with full details is attached.

Directors : A J Wright (Chairman), N J Holland[†] (Chief Executive Officer), K Ansah, J G Hopwood, G Marcus, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea[†], C I von Christierson, G M Wilson
[†]British, [#]Ghanaian
Corporate Secretary : C Farrel

CONFERENCE CALL

GOLD FIELDS LIMITED - Q2 F2009 RESULTS
29 January 2009

Johannesburg: 16:30
For United Kingdom: 14:30 hours GMT
For North America: 09:30 a.m., Eastern time

A telephone conference call has been scheduled at the times indicated above. Details are as follows:

DIAL IN NUMBERS		
Country	**Toll Number**	**Toll-free Number**
South Africa	011 535-3600	0 800 200-648
USA	1 412 858-4600	1 800 860-2442
Australia		1 800 350-100
United Kingdom		0 800 917-7042
Canada		1 866 519-5086

Ask for Gold Fields call

A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:

Playback code: 2541#
(Available for seven days)

South Africa & Other: + 27 11 305 2030
USA: 1 412 317 0088
United Kingdom: 0808 234 6771
Australia: 1 800 091 250

Investor contacts:
Willie Jacobsz	Phone: +1 508 358 0188	willie.jacobsz@gfexpl.com
Nikki Catrakilis-Wagner	Phone: +27 (0) 83 309-6720	nikki.catrakilis@goldfields.co.za
Francie Whitley	Phone: +27 (0) 82 321-7344	franciew@goldfields.co.za

Media contact:
Marritt Claassens	Phone: +27 (0) 82 307-3297	MarrittC@goldfields.co.za

-ends-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 15 December 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
          Relations and Corporate Affairs